

02041804

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

Commission file number 1-10582.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT TECHSYSTEMS INC.
5050 LINCOLN DRIVE
EDINA, MN 55436-1097

REQUIRED INFORMATION

1 - 3. Not applicable (see 4 below).

4. The financial statements attached hereto as Exhibit 99 are hereby incorporated herein by reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

Date: June 26, 2002

By: Paula J. Patineau
Paula J. Patineau, Chairperson
Alliant Pension and Retirement Committee

Total Pages 13
Exhibit Index: Page 2

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

FORM 11-K

EXHIBIT INDEX

INDEPENDENT AUDITORS' CONSENT

Alliant Techsystems Inc.

We hereby consent to the incorporation by reference in Registration Statement No. 33-48851 of Alliant Techsystems Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of the Alliant Techsystems Inc. 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Minneapolis, Minnesota
June 14, 2002

ALLIANT TECHSYSTEMS INC.
401(k) PLAN

Financial Statements as of and for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Alliant Techsystems Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 14, 2002

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000

	2001	2000
ASSETS:		
Employer contributions receivable	$ 568,826	$ 611,788
Guaranteed investment contracts due from the Honeywell Inc. 401(k) Plan (Note 3)		226,233
Participant receivables	57	14,449
Cash held outside Master Trust	219,102,732	
Investments held by Master Trust, at fair value (Notes 1 and 10)	770,601,385	531,005,010
NET ASSETS AVAILABLE FOR BENEFITS	$ 990,273,000	$ 531,857,480

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$ 531,857,480	$ 544,330,630
ADDITIONS:		
Employee contributions	21,178,216	20,866,611
Employer contributions	6,043,743	5,810,528
Interest, net	1,874,980	2,739,152
Dividends	7,246,057	32,858,008
Net depreciation in fair value of investments	(806,994)	(33,691,849)
Other expense		(3,658)
Total additions	35,536,002	28,578,792
TRANSFERS BETWEEN PLANS	75,779	(125,750)
MERGED FROM THIOKOL RETIREMENT SAVINGS AND INVESTMENT PLAN	476,207,235	
LOANS TRANSFERRED FROM SEG PLAN	1,835,648	
TRANSFER IN FROM ALLIANT TECHSYSTEMS INC. FERRULMATIC OPERATIONS EMPLOYEE SAVINGS AND PROFIT SHARING PLAN	57,735	
TRANSFER OUT TO KILGORE FLARES COMPANY LLC 401(k) PLAN	(2,909,180)	
DEDUCTIONS:		
Distributions to participants	52,332,562	40,847,692
Trustee and administrative fees	55,137	78,500
Total deductions	52,387,699	40,926,192
NET ADDITIONS (DEDUCTIONS)	458,415,520	(12,473,150)
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 990,273,000	$ 531,857,480

See notes to financial statements

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Alliant Techsystems Inc. 401(k) Plan (the Plan) are presented on the accrual basis of accounting.

401(k) Master Trust Agreement - Alliant Techsystems Inc. (the Company) has established a 401(k) Master Trust (the Trust) to serve as the funding medium for the Plan and certain other employee benefit plans of the Company (the Participating Plans). See Note 2 for a description of the Plan. The Plan's equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Trust was approximately 91% and 86%, respectively. Fidelity Trust Management Company is the trustee for the Plan.

Investment Valuation and Income Recognition - Investments, except for guaranteed investment contracts (GICs) which are recorded at contract value, are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Fees range from 0.1% to 2.0% of the fund balance.

Changes in net assets from operations of the Trust are allocated by the trustee to the Participating Plans each day based upon the relationship of the market value of each investment fund attributable to each participating plan at the end of the previous day to the total market value of assets held by each fund at the end of the previous day.

Benefits Payable - There were no benefits payable as of December 31, 2001 and 2000.

2. PLAN DESCRIPTION

General Information - The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to the Company's employees not covered under a collective bargaining agreement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was spun off from the 401(k) Plan of Honeywell Inc. (the Honeywell Plan) as of December 31, 1990. Assets totaling approximately $106,000,000 were transferred to the Plan in January and February 1991. Certain GICs with the Executive Life Insurance Company (Executive Life) were not transferable and were recorded as a receivable from the Honeywell Plan at December 31, 2000 (see Note 3).

The Alliant Techsystems Inc. Pension and Retirement Committee has management and administrative responsibility for the Plan. A summary plan description, which summarizes the provisions of the Plan and is provided to all plan participants, is published.

Contributions - The following contributions are made to the Plan:

a. The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants. The maximum pretax contribution percentage is determined by the Alliant Pension and Retirement Committee in accordance with Internal Revenue Service (IRS) guidelines. Participants elect their own contribution levels subject to this maximum percentage. Contributions, including sponsor stock match contributions, are also limited to the lesser of $30,000 or 25% of the participant's pay for a plan year.

b. Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the Code) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c. The Company contributes $.50 worth of its stock to the stock match account for each $1.00 the participants contribute to their pretax accounts, limited to a maximum of 6% of the participant's pay.

Participation - Each employee of the Company classified as regular full-time or regular part-time, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement that does not provide for participation in the Plan, automatically becomes a participant on the date of hire by the Company or transfer into the Plan. Effective January 1, 2002, all new employees will be automatically enrolled in the Plan at 3% unless the participant declines enrollment or elects to participate at a higher percent.

Participant Loans - Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one year or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Vesting - All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Payment of Benefits - On termination of service, a participant may elect to receive a single lump sum distribution; monthly, quarterly, or annual installments payable over a period of up to 240 months; or to purchase a life annuity contract. If the participant's account has never exceeded $3,500, the distribution shall be made in a single lump sum. Effective October 1, 2001, this amount was increased to $5,000.

3. INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

As of December 31, 1990, the Plan's Fixed Income Fund included receivables from the Honeywell Plan related to investments in Executive Life GICs amounting to approximately $8,200,000. On April 11, 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. Accordingly, legal ownership of Executive Life GICs was currently not transferable. Due to the inability of the Honeywell Plan to transfer the funds, the Plan Sponsor isolated the receivables related to Executive Life GICs in April 1991 for record-keeping purposes, which represented approximately 16% of the Fixed Income Fund assets at that time.

As of December 31, 2001, all expected distributions have been received from the conservator and state guaranty funds totaling approximately 98% of the contract balance immediately prior to the conservatorship. On August 20, 2001, the Pension and Retirement Committee authorized the remaining 2%, or $215,425, of the Executive Life GICs to be written off.

4. MERGERS, TRANSFERS, AND ROLLOVERS

On December 31, 2001, the Thiokol Retirement Savings and Investment Plan was merged with the Plan, transferring assets of approximately $476,207,235 to the Master Trust. $219,102,732 of the $476,207,235 in transferred assets was received on January 2, 2002. All active Thiokol employees as of the date of the plan merger will be fully vested in the transferred accounts, effective December 31, 2001. Former Thiokol participants who are rehired within five years of their termination date will be immediately vested upon their rehire by the Company.

On December 7, 2001, loans from former participants in the Blount 401(k) Retirement Savings Plan were transferred into the Plan, transferring assets of approximately $1,835,648 to the Master Trust.

On December 5, 2001, the Alliant Techsystems Inc. Ferrulmatic Operations Employee Savings and Profit Sharing Plan transferred $57,735 in participant accounts to the Plan, relating to those participants still employed by the Company or an affiliate or those participants who cannot be located.

On June 15, 2001, the Plan transferred approximately $2,909,180 of participant account balances to the Kilgore Flares Company LLC 401(k) Plan.

5. PARTIES-IN-INTEREST TRANSACTIONS

There were no prohibited parties-in-interest transactions during the years ended December 31, 2001 and 2000.

6. NET ASSETS AVAILABLE FOR BENEFITS BY FUND

For the contributions described in Note 2, participants have the opportunity to invest in forty investment options, four of which are closed to new investments.

The Plan Sponsor contributes 100% of the company match into the Alliant Techsystems Inc. Stock Fund. For this reason, a portion of the Alliant Techsystems Inc. Stock Fund is a nonparticipant directed fund.

The changes in net assets available for nonparticipant-directed funds for the years ended December 31, 2001 and 2000 are as follows:

	ATK Stock Fund	
	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$ 67,762,280	$ 41,520,335
ADDITIONS:		
Employee contributions	932,330	782,375
Employer contributions	6,047,475	5,472,291
Interest, net	39,346	20,272
Net appreciation in fair value of investments	50,049,332	24,995,579
Total additions	57,068,483	31,270,517
TRANSFERS, net	(488,851)	(19,216)
EXCHANGES, net	4,138,987	(2,058,700)
PARTICIPANT LOANS:		
Repayments	182,211	101,422
Distributions	(488,378)	(198,379)
Total participant loans	(306,167)	(96,957)
DEDUCTIONS:		
Distributions to participants	(7,886,700)	(2,844,959)
Trustee and administrative fees	(15,474)	(8,740)
Total deductions	(7,902,174)	(2,853,699)
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 120,272,558	$ 67,762,280

The following individual funds represent 5% or more of the Plan's net assets.

	December 31	
	2001	2000
Alliant Techsystems Inc. Stock Fund	$ 102,272,558*	$ 29,137,658*
U.S. Equity Index Fund	164,038,355	42,850,578
Retirement Government MM Fund		30,557,388
Magellan Fund		78,413,504
Blue Chip Fund		42,897,763
Growth Company Fund		28,931,976

*Nonparticipant-directed

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 19, 1998 that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under current tax law. As a result, no provision for income taxes has been included in the Plan's financial statements. The Plan applied for a new determination letter in February 2002 due to plan amendments as disclosed in Note 11.

Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.

In the event of termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

9. MARKET RISK

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

10. 401(k) MASTER TRUST AGREEMENT

The following table presents the values of investments of the Trust as of December 31:

	2001	2000
Investments at fair value:		
Short-term investment fund	$ 54,692,953	$ 50,845,181
Income funds	19,746,782	14,768,097
Growth and income funds	299,315,143	179,192,979
Growth funds	225,311,785	219,581,879
International funds	16,080,352	22,317,084
Alliant Techsystems Inc. Stock Fund	130,250,059	72,617,517
Hercules Inc. Stock Fund	2,792,177	6,136,743
Alcoa Stock Fund	34,416,254	
Blended Interest Fund	34,222,840	37,031,993
Participant Loan Fund	27,633,687	9,305,061
	$ 844,462,032	$ 611,796,534
Alliant Techsystems Inc. 401(k) Plan	$ 770,601,385	$ 531,005,010
Alliant Techsystems Inc. 401(k) Plan subject to a collective bargaining agreement	73,860,647	80,791,524
	$ 844,462,032	$ 611,796,534

Investment income for the Trust is as follows for the years ended December 31:

	2001	2000
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Income funds	$ (30,499)	$ 486,224
Growth and income funds	(18,541,805)	(16,682,409)
Growth funds	(32,523,174)	(39,772,727)
International funds	(3,536,908)	(7,190,269)
Alliant Techsystems Inc. Stock Fund	53,747,421	26,718,844
Hercules Inc. Stock Fund	(2,855,417)	(2,983,067)
	(3,740,382)	(39,423,404)
Interest	2,850,226	3,980,737
Dividends	8,253,791	36,793,922
Other loss		(2,830)
	$ 7,363,635	$ 1,348,425
Alliant Techsystems Inc. 401(k) Plan	$ 8,314,043	$ 1,901,653
Alliant Techsystems Inc. 401(k) Plan subject to a collective bargaining agreement	(950,408)	(553,228)
	$ 7,363,635	$ 1,348,425

11. PLAN AMENDMENTS

Effective January 1, 2002, the Plan was amended to increase elective deferrals under the Plan to 20% of compensation.

Also effective January 1, 2002, the Plan was amended to eliminate all option forms of settlement except the 100% lump-sum option and the installment option, including eliminating the life annuity option, joint life annuity options, and QJ&SA contracts and the elimination of the requirements for spousal or written consent.

The Plan was amended to permit participants age 50 or older to change investment options up to 25% of their investments in their company matching account on January 1, 2002 out of company stock and into any other investment options. On January 1, 2003, 33% of the restricted company stock in the company matching accounts as of January 1, 2003 shall be unrestricted for investment options for participants age 50 on or after January 1, 2003. Effective January 1, 2004, 50% of the restricted company stock in the company matching account as of January 1, 2004 shall be unrestricted for investment purposes for participants age 50 or older. Effective January 1, 2005, all company stock in the company matching accounts of participants age 50 and older will be unrestricted and may be changed into other investment options.

Effective April 1, 2002, the Plan was amended to permit participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates to change investment in their company matching account from company stock to other investment options available under the Plan.